UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 4, 2012

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On December 3, 2012, Navios Maritime Holdings Inc. (the “Company”) announced that its Board of Directors approved a change in the payment date of the Company’s regular quarterly shareholder dividend to December 27, 2012. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-165754, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer
Date:	December 4, 2012

Exhibits

Exhibit No.	Exhibit

99.1	Press release, dated December 3, 2012.